Exhibit 16.1

January 25, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 25, 2018, of EVOFEM Biosciences, Inc. (formerly Neothetics, Inc.) and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP